May 2, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nauticus Robotics, Inc. Registration Statement on Form S-3, as amended File No. 333-277034 Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nauticus Robotics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Monday, May 6, 2024, or as soon as practicable thereafter.

Please notify Brandon T. Byrne of Norton Rose Fulbright US LLP, counsel to the Company, at (214) 855-7437 or at brandon.byrne@nortonrosefulbright.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Nauticus Robotics, Inc.
By:	/s/ Nicholas J. Bigney
Name:	Nicholas J. Bigney
Title:	General Counsel